

April 12, 2021

Michael Racich
Chief Financial Officer
Jaws Acquisition Corp.
1601 Washington Avenue, Suite 800
Miami Beach, Florida 33139

      Re: Jaws Acquisition Corp.
         Amendment No. 2 to Registration Statement on Form S-4
         Filed April 2, 2021
         File No. 333-252414

Dear Mr. Racich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1. We note your response to prior comment 1 and updated disclosure and re-issue in part. Please revise the letter to shareholders to quantify the consideration to be paid in connection with the acquisition. In that regard, we note your disclosure on page 245 indicates that the Seller and its equity holders will receive aggregate consideration with a value equal to $3,522.7 million.

Beneficial Ownership of Securities, page 294

2. Please advise us why Primary Care (ITC) Holdings, LLC does not appear in the post-Business Combination beneficial ownership table.

Management of the Company following the Business Combination, page 356

3.   We note your response to prior comment 7 and re-issue. Your disclosure on pages 124-25 indicates that you will be a controlled company following the consummation of the Business Combination. Please revise this section and the Summary, where appropriate, to note that you will be a "controlled company" within the meaning of NYSE listing standards and discuss whether you plan to utilize any of the exemptions available to you.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at 202-551-3812 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Seligson